EXHIBIT 99.1                  FISCAL 2002 SECOND QUARTER RESULTS WITH COMMENTARY
================================================================================


                               UTi WORLDWIDE INC.


                                   FISCAL 2002
                             SECOND QUARTER RESULTS
                                      WITH
                                   COMMENTARY


                               SEPTEMBER 14, 2001


                          -----------------------------

UTi is pleased to present herein its results for the three and six months ended July 31, 2001 along with management's commentary on those results and financial position ("Commentary"). Certain statements in the Commentary may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company intends that all such statements be subject to the "safe-harbor" provisions contained in those sections. Such statements may include, but are not limited to, the Company's discussion of its strategies to realize operating margin gains, expectations regarding revenue levels for the remainder of the year, the Company's ability to benefit from on-going cost control efforts, and any other statements which are not historical facts. Many important factors may cause the Company's actual results to differ materially from those discussed in any such forward-looking statements, including general economic, political and market conditions, increased competition, risks associated with acquisitions, the effects of changes in foreign exchange rates, increases in the Company's effective tax rates, industry consolidation making it more difficult to compete against larger companies, risks of international operations, the success and effects of new strategies, and the other risks and uncertainties described in the Company's filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, actual results may vary materially from those indicated. Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi's objectives or plans will be achieved. The historical results achieved by the Company are not necessarily indicative of its future prospects. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

================================================================================

EXHIBIT 99.1                  FISCAL 2002 SECOND QUARTER RESULTS WITH COMMENTARY
================================================================================

                               UTi WORLDWIDE INC.
                              FINANCIAL INFORMATION

                    UNAUDITED CONSOLIDATED INCOME STATEMENTS
            FOR THE THREE AND SIX MONTHS ENDED JULY 31, 2001 AND 2000
                Prepared in Accordance with Accounting Principles
                     Generally Accepted in the United States
                 (US$000's, except share and per share amounts)

                                                 Three months ended                   Six months ended
                                                     July 31,                            July 31,
                                           ------------------------------      ------------------------------
                                               2001              2000              2001              2000
                                           ------------      ------------      ------------      ------------
Gross revenue ........................     $    219,417      $    209,293      $    434,389      $    401,985
Freight consolidation costs ..........          140,444           133,961           281,240           260,852
                                           ------------      ------------      ------------      ------------
Net revenue ..........................           78,973            75,332           153,149           141,133
Staff costs ..........................           40,043            38,825            79,293            73,084
Depreciation .........................            2,349             2,198             4,655             4,255
Amortization of goodwill .............            1,395             1,087             2,658             1,877
Other operating expenses .............           26,701            26,043            52,754            50,791
                                           ------------      ------------      ------------      ------------
Operating income .....................            8,485             7,179            13,789            11,126
Interest expense, net ................             (437)             (995)             (652)           (1,660)
(Losses)/gains on foreign exchange ...              (12)              665               (91)              633
                                           ------------      ------------      ------------      ------------
Pretax income ........................            8,036             6,849            13,046            10,099
Income tax expense ...................           (2,304)           (1,759)           (3,152)           (2,579)
                                           ------------      ------------      ------------      ------------
Income before minority interests .....            5,732             5,090             9,894             7,520
Minority interests ...................             (323)             (307)             (465)             (400)
                                           ------------      ------------      ------------      ------------
Net income ...........................     $      5,409      $      4,783      $      9,429      $      7,120
                                           ============      ============      ============      ============

Basic earnings per ordinary share ....     $       0.22      $       0.29      $       0.38      $       0.43
Diluted earnings per ordinary share ..     $       0.21      $       0.24      $       0.37      $       0.36

Number of weighted average shares used
  for per share calculations:
    Basic shares .....................       24,949,635        16,747,506        24,949,411        16,747,506
    Diluted shares ...................       25,555,520        19,796,083        25,540,340        19,873,276

================================================================================

EXHIBIT 99.1                  FISCAL 2002 SECOND QUARTER RESULTS WITH COMMENTARY
================================================================================

                           CONSOLIDATED BALANCE SHEETS
              AS OF JULY 31, 2001 (UNAUDITED) AND JANUARY 31, 2001

                Prepared in Accordance with Accounting Principles
                     Generally Accepted in the United States
                        (US$000's, except share amounts)

                                                          July 31,      January 31,
                                                            2001            2001
                                                          ---------     -----------
                                                         (Unaudited)
ASSETS

Current assets:
  Cash and cash equivalents .........................     $  89,553      $  98,372
  Trade receivables (net of allowance for doubtful
     receivables of $9,472 and $11,156 as of July 31,
     2001 and January 31, 2001, respectively) .......       184,616        212,860
  Other current assets ..............................        25,315         23,551
                                                          ---------      ---------
Total current assets ................................       299,484        334,783
Property, plant and equipment, net ..................        31,967         34,952
Goodwill, net .......................................        69,558         68,043
Investments .........................................           173            209
Deferred income tax assets ..........................         1,961          1,469
Other non-current assets ............................         4,396          4,297
                                                          ---------      ---------

Total assets ........................................     $ 407,539      $ 443,753
                                                          =========      =========

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities:
  Bank lines of credit ..............................     $  17,148      $  32,609
  Current portion of capital lease obligations ......         1,848          2,307
  Short-term borrowings .............................        11,011         11,570
  Trade payables and other accrued liabilities ......       165,904        188,902
  Income taxes payable ..............................         3,838          3,747
  Deferred income tax liabilities ...................           278            213
                                                          ---------      ---------
Total current liabilities ...........................       200,027        239,348

Long-term liabilities:
  Long-term borrowings ..............................         3,040          3,159
  Capital lease obligations .........................         8,360          8,672
  Deferred income tax liabilities ...................         2,311          2,377
  Pension obligations ...............................           643            682
                                                          ---------      ---------
Total long-term liabilities .........................        14,354         14,890
Minority interests ..................................         1,702          2,027

Commitments and contingencies

Shareholders' equity:
  Common stock (ordinary shares of no par value:
     25,686,614 and 25,685,950 shares issued and
     outstanding as of July 31, 2001 and January 31,
     2001, respectively) ............................       206,723        206,626
  Retained earnings .................................        26,879         19,376
  Accumulated other comprehensive loss ..............       (42,146)       (38,514)
                                                          ---------      ---------
Total shareholders' equity ..........................       191,456        187,488
                                                          ---------      ---------

Total liabilities and shareholders' equity ..........     $ 407,539      $ 443,753
                                                          =========      =========

================================================================================

EXHIBIT 99.1                  FISCAL 2002 SECOND QUARTER RESULTS WITH COMMENTARY
================================================================================

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JULY 31, 2001 AND 2000

                Prepared in Accordance with Accounting Principles
                     Generally Accepted in the United States
                                   (US$000's)

                                                               Six months ended
                                                                   July 31,
                                                              --------------------
                                                                2001        2000
                                                              --------    --------
                                                                   (Unaudited)
Operating activities:
  Net income ............................................     $  9,429    $  7,120
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Stock compensation costs ............................           95       1,416
    Depreciation ........................................        4,655       4,255
    Amortization of goodwill ............................        2,658       1,877
    Deferred income taxes ...............................          127         343
    Gain on disposal of property, plant and equipment ...          (52)       (221)
    Gain on disposal of other investments ...............           --        (196)
    Other ...............................................          340      (1,243)
    Changes in operating assets and liabilities:
      Decrease/(increase) in trade receivables and other
        current assets ..................................       18,452     (44,413)
      (Decrease)/increase in trade payables and other
        accrued liabilities .............................      (17,177)     39,028
                                                              --------    --------
Net cash provided by operating activities ...............       18,527       7,966

Investing activities:
  Purchases of property, plant and equipment ............       (3,305)     (8,424)
  Proceeds from disposal of property, plant and equipment          428         476
  Acquisition of subsidiaries ...........................       (4,853)     (6,681)
  Other .................................................          240         513
                                                              --------    --------
Net cash used in investing activities ...................       (7,490)    (14,116)

Financing activities:
  (Decrease)/increase in bank lines of credit ...........      (15,461)      9,714
  Long-term borrowings -- advanced ......................          135         358
  Long-term borrowings -- repaid ........................          (39)       (101)
  Capital lease obligations -- repaid ...................         (567)     (1,232)
  Decrease in minority interests ........................         (401)       (208)
  Dividends paid ........................................       (1,924)         --
  Other .................................................           16         631
                                                              --------    --------
Net cash (used in)/provided by financing activities .....      (18,241)      9,162
                                                              --------    --------
Net (decrease)/increase in cash and cash equivalents ....       (7,204)      3,012
Cash and cash equivalents at beginning of period ........       98,372      20,760
Effect of foreign exchange rate changes .................       (1,615)        973
                                                              --------    --------
Cash and cash equivalents at end of period ..............     $ 89,553    $ 24,745
                                                              ========    ========

================================================================================

EXHIBIT 99.1                  FISCAL 2002 SECOND QUARTER RESULTS WITH COMMENTARY
================================================================================

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED JULY 31, 2001 AND 2000 (UNAUDITED)

NOTE 1.  PRESENTATION OF FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements include the accounts of UTi Worldwide Inc. and its subsidiaries ("UTi" or the "Company"). These financial statements have been prepared in United States dollars in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The consolidated financial statements reflect all adjustments consisting of normal, recurring accruals that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. Operating results for the three and six months ended July 31, 2001 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2002 or any other future periods.

The balance sheet at January 31, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report for the year ended January 31, 2001 on Form 20-F on file with the Securities and Exchange Commission.

In June 2001, the Financial Accounting Standards Board issued two new pronouncements: Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" ("SFAS 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 prohibits the use of the pooling-of-interest method for business combinations initiated after June 30, 2001 and applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. SFAS 142 requires companies to cease amortizing goodwill that existed at June 30, 2001. SFAS 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The adoption of SFAS 142 will result in the Company's discontinuation of amortization of its goodwill; however, the Company will be required to test its goodwill for impairment under SFAS 142 beginning in the first quarter of fiscal 2003, which could have an adverse effect on the Company's future results of operations if an impairment occurs. Consequently, the Company is currently evaluating the impact that the provisions of SFAS 141 and SFAS 142 will have on its results of operations and financial position.

NOTE 2.  EARNINGS PER SHARE

                                                          Three months ended           Six months ended
                                                                July 31,                   July 31,
                                                       -------------------------   -------------------------
                                                          2001           2000         2001          2000
                                                       -----------   -----------   -----------   -----------
                                                            (US$000's, except share and per share data)
Basic earnings per ordinary share:
  Profit attributable to ordinary shareholders .....   $     5,409   $     4,783   $     9,429   $     7,120
  Weighted average number of ordinary shares .......    24,949,635    16,747,506    24,949,411    16,747,506
  Basic earnings per ordinary share ................   $      0.22   $      0.29   $      0.38   $      0.43

Diluted earnings per ordinary share:
  Profit attributable to ordinary shareholders .....   $     5,409   $     4,783   $     9,429   $     7,120
  Weighted average number of ordinary shares .......    24,949,635    16,747,506    24,949,411    16,747,506
  Incremental shares required for diluted
    earnings per share..............................       605,885     3,048,577       590,929       731,629
  Weighted average number of preference shares .....            --            --            --     2,394,141
                                                       -----------   -----------   -----------   -----------
Weighted average number of ordinary shares (diluted)    25,555,520    19,796,083    25,540,340    19,873,276
Diluted earnings per ordinary share ................   $      0.21   $      0.24   $      0.37   $      0.36

The above number of shares excludes any contingently issuable ordinary shares.

================================================================================

EXHIBIT 99.1                  FISCAL 2002 SECOND QUARTER RESULTS WITH COMMENTARY
================================================================================

NOTE 3.  OTHER COMPREHENSIVE INCOME/(LOSS)

                                                  Three months ended     Six months ended
                                                       July 31,              July 31,
                                                  ------------------    ------------------
                                                    2001       2000       2001       2000
                                                  -------    -------    -------    -------
Net income ....................................   $ 5,409    $ 4,783    $ 9,429    $ 7,120
Other comprehensive loss:
    Foreign exchange translation adjustments...      (273)    (1,336)    (3,632)    (3,579)
                                                  -------    -------    -------    -------
Comprehensive income ..........................   $ 5,136    $ 3,447    $ 5,797    $ 3,541
                                                  =======    =======    =======    =======

NOTE 4.  SEGMENT INFORMATION

The Company operates in four geographic segments comprised of Europe, the Americas, Asia Pacific and Africa. For segment reporting purposes by geographic region, gross airfreight and ocean freight forwarding revenues for the movement of goods is attributed to the country where the shipment originates. Gross revenues, as well as net revenues, for all other services are attributed to the country where the services are performed. Net revenues for airfreight and ocean freight forwarding related to the movement of the goods are prorated between the country of origin and the destination country, based on a standard formula. Certain unaudited information regarding UTi's operations by segment is summarized below in US$000's.


                                          Three months ended July 31, 2001
------------------------------------------------------------------------------------------------------------------------
                                           Europe       Americas    Asia Pacific      Africa      Corporate      Total
                                          --------      --------    ------------      -------     ---------     --------
Gross revenue from external
  customers ......................        $ 62,027      $68,959        $55,470        $32,961      $    --      $219,417
                                          ========      =======        =======        =======      =======      ========
Net revenue ......................        $ 15,317      $24,010        $15,452        $24,194      $    --      $ 78,973
Staff costs ......................           8,533       14,662          6,643          9,167        1,038        40,043
Depreciation .....................             574          623            405            646          101         2,349
Amortization of goodwill..........             185          829            303             78           --         1,395
Other operating expenses .........           4,043        7,014          4,766         10,972          (94)       26,701
                                          --------      -------        -------        -------      -------      --------
Operating income .................        $  1,982      $   882        $ 3,335        $ 3,331      $(1,045)        8,485
                                          ========      =======        =======        =======      =======
Interest expense, net ............                                                                                  (437)
Losses on foreign exchange .......                                                                                   (12)
                                                                                                                --------
Pretax income ....................                                                                                 8,036
Income tax expense ...............                                                                                (2,304)
                                                                                                                --------
Income before minority interests .                                                                              $  5,732
                                                                                                                ========

                                          Three months ended July 31, 2000
-----------------------------------------------------------------------------------------------------------------------
                                           Europe       Americas    Asia Pacific      Africa     Corporate      Total
                                          --------      --------    ------------      -------    ---------     --------
Gross revenue from external
  customers ......................        $ 75,193      $74,274        $31,854        $27,972      $  --       $209,293
                                          ========      =======        =======        =======      =====       ========
Net revenue ......................        $ 16,663      $25,417        $ 8,850        $24,402      $  --       $ 75,332
Staff costs ......................           8,661       15,158          4,076         10,420        510         38,825
Depreciation .....................             599          534            212            774         79          2,198
Amortization of goodwill .........             184          683            138             82         --          1,087
Other operating expenses .........           5,638        7,478          2,815         10,118         (6)        26,043
                                          --------      -------        -------        -------      -----       --------
Operating income .................        $  1,581      $ 1,564        $ 1,609        $ 3,008      $(583)         7,179
                                          ========      =======        =======        =======      =====
Interest expense, net ............                                                                                 (995)
Gains on foreign exchange ........                                                                                  665
                                                                                                               --------
Pretax income ....................                                                                                6,849
Income tax expense ...............                                                                               (1,759)
                                                                                                               --------
Income before minority interests .                                                                             $  5,090
                                                                                                               ========

================================================================================

EXHIBIT 99.1                  FISCAL 2002 SECOND QUARTER RESULTS WITH COMMENTARY
================================================================================

                                          Six months ended July 31, 2001
--------------------------------------------------------------------------------------------------------------------
                                           Europe      Americas    Asia Pacific    Africa     Corporate       Total
                                          --------     --------    ------------    -------    ---------     --------
Gross revenue from external
  customers ......................        $ 126,595     $134,741     $110,575      $62,478     $    --      $434,389
                                          =========     ========     ========      =======     =======      ========
Net revenue ......................        $  30,193     $ 47,978     $ 28,810      $46,168     $    --      $153,149
Staff costs ......................           17,163       29,092       12,871       18,035       2,132        79,293
Depreciation .....................            1,154        1,258          785        1,283         175         4,655
Amortization of goodwill .........              334        1,561          607          156          --         2,658
Other operating expenses .........            7,877       14,546        8,910       21,393          28        52,754
                                          ---------     --------     --------      -------     -------      --------
Operating income .................        $   3,665     $  1,521     $  5,637      $ 5,301     $(2,335)       13,789
                                          =========     ========     ========      =======     =======
Interest expense, net ............                                                                              (652)
Losses on foreign exchange .......                                                                               (91)
                                                                                                            --------
Pretax income ....................                                                                            13,046
Income tax expense ...............                                                                            (3,152)
                                                                                                            --------
Income before minority interests .                                                                          $  9,894
                                                                                                            ========


                                          Six months ended July 31, 2000
---------------------------------------------------------------------------------------------------------------------
                                           Europe       Americas    Asia Pacific     Africa     Corporate      Total
                                          --------      --------    ------------     -------    ---------    --------
Gross revenue from external
  customers ......................        $ 137,660     $132,137      $69,158        $63,030     $    --     $401,985
                                          =========     ========      =======        =======     =======     ========
Net revenue ......................        $  30,231     $ 45,669      $17,358        $47,875     $    --     $141,133
Staff costs ......................           16,255       27,756        8,081         20,408         584       73,084
Depreciation .....................            1,085          994          411          1,590         175        4,255
Amortization of goodwill .........              300        1,193          222            162          --        1,877
Other operating expenses .........            9,415       14,002        5,527         21,315         532       50,791
                                          ---------     --------      -------        -------     -------     --------
Operating income .................        $   3,176     $  1,724      $ 3,117        $ 4,400     $(1,291)      11,126
                                          =========     ========      =======        =======     =======
Interest expense, net ............                                                                             (1,660)
Gains on foreign exchange ........                                                                                633
                                                                                                             --------
Pretax income ....................                                                                             10,099
Income tax expense ...............                                                                             (2,579)
                                                                                                             --------
Income before minority interests .                                                                           $  7,520
                                                                                                             ========

As of July 31, 2001, there was no significant change in net assets by segment since January 31, 2001.

The following table shows the gross revenue and net revenue attributable to the Company's principal services (in US$000's).

                                     Three months ended         Six months ended
                                          July 31,                  July 31,
                                    ---------------------     ---------------------
                                      2001         2000         2001         2000
                                    --------     --------     --------     --------
     Gross revenue:
       Airfreight forwarding ..     $117,761     $110,218     $238,453     $218,814
       Ocean freight forwarding       66,021       63,813      126,140      118,505
       Customs brokerage ......       15,025       15,827       28,499       29,523
       Other ..................       20,610       19,435       41,297       35,143
                                    --------     --------     --------     --------
                                    $219,417     $209,293     $434,389     $401,985
                                    ========     ========     ========     ========
     Net revenue:
       Airfreight forwarding ..     $ 37,396     $ 35,225     $ 73,449     $ 67,332
       Ocean freight forwarding       14,574       13,171       27,971       24,083
       Customs brokerage ......       14,492       15,043       27,547       27,818
       Other ..................       12,511       11,893       24,182       21,900
                                    --------     --------     --------     --------
                                    $ 78,973     $ 75,332     $153,149     $141,133
                                    ========     ========     ========     ========

================================================================================

EXHIBIT 99.1                  FISCAL 2002 SECOND QUARTER RESULTS WITH COMMENTARY
================================================================================

NOTE 5.  PRO FORMA INFORMATION

In fiscal 2001, the Company acquired eight companies. The table below shows the pro forma results for the three and six months ended July 31, 2000 of the Company's acquisitions as if they had occurred at the beginning of fiscal year 2001 (in US$000's, except share and per share amounts).


                                                    GROSS         NET    EARNINGS
                                                   REVENUE      INCOME   PER SHARE*
                                                   --------     ------   ----------
     For the three months ended July 31, 2000:
          As reported ........................     $209,293     $4,783     $0.24
          Acquisitions .......................       22,460        213      0.01
                                                   --------     ------     -----
            Total ............................     $231,753     $4,996     $0.25
                                                   ========     ======     =====

     For the six months ended July 31, 2000:
          As reported ........................     $401,985     $7,120     $0.36
          Acquisitions .......................       55,820        996      0.05
                                                   --------     ------     -----
            Total ............................     $457,805     $8,116     $0.41
                                                   ========     ======     =====

-------------
* Earnings per share calculated using 19,796,083 and 19,873,276 diluted ordinary shares for the three and six months ended July 31, 2000, respectively.

NOTE 6.  ORDINARY AND PREFERENCE SHARES

The number of shares authorized under each of the Company's classes of ordinary and preference shares as of July 31, 2001 and January 31, 2001 were as follows:

                                                    July 31,       January 31,
                                                      2001             2001
                                                   -----------     -----------

Common stock - ordinary shares of no par value     500,000,000     500,000,000
Class A preference shares of no par value ....      50,000,000      50,000,000
Class B preference shares of no par value ....      50,000,000      50,000,000

NOTE 7.  SUPPLEMENTAL CASH FLOW INFORMATION

The following table shows the supplemental non-cash investing and financing activities and the supplemental cash flow information (in US$000's).

                                                Six months ended
                                                    July 31,
                                              ----------------------
                                               2001            2000
                                              ------          ------

     Non-cash activities:
       Additions to capital leases........    $  213          $1,185
     Cash paid:
       Interest, net .....................       531           2,143
       Income taxes ......................     3,152           2,766

In the six months ended July 31, 2000, the Company acquired certain assets and liabilities of KCB International Limited, Southern Overseas Express Lines Inc., Colcarga LTDA, BTG Logistics AB, S Stern Customs Brokers Inc. and International Freight Services Group Holdings Limited. In conjunction with these acquisitions, liabilities were assumed as follows:

     Fair value of assets acquired.........................    $ 6,438
     Cash paid.............................................     (6,420)
                                                               -------
       Liabilities assumed.................................    $    18
                                                               =======

================================================================================

EXHIBIT 99.1                  FISCAL 2002 SECOND QUARTER RESULTS WITH COMMENTARY
================================================================================

                COMMENTARY ON FISCAL 2002 SECOND QUARTER RESULTS

OVERVIEW

The following commentary ("Commentary") explains material changes in the consolidated results of operations for UTi Worldwide Inc. and its subsidiaries, ("UTi" or the "Company"), for the three and six months ended July 31, 2001 as compared to the three and six months ended July 31, 2000. Our financial statements, which are included with this Commentary, are prepared in United States dollars and in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The following discussion should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the fiscal year ended January 31, 2001, which are included in the Company's annual report for the fiscal year ended January 31, 2001 on Form 20-F, on file with the Securities and Exchange Commission.

DISCUSSION OF RESULTS

The following table shows the Company's results of operations as a percentage of net revenues.

                                   Three months ended           Six months ended
                                         July 31,                  July 31,
                                   ------------------          ------------------
                                   2001          2000          2001         2000
                                   ----          ----          ----         -----
Net revenue:
  Airfreight forwarding ..          47%           47%           48%           48%
  Ocean freight forwarding          19            17            18            17
  Customs brokerage ......          18            20            18            20
  Other ..................          16            16            16            15
                                  ----          ----          ----          ----
Total net revenue ........         100           100           100           100

Operating expenses:
  Staff costs ............          51            52            52            52
  Depreciation ...........           3             3             3             3
  Amortization of goodwill           1             1             2             1
  Other operating expenses          34            35            34            36
                                  ----          ----          ----          ----
Operating profit .........          11             9             9             8
Interest expense, net ....          (1)           (1)            *            (1)
Losses on foreign exchange           *             1             *             *
                                  ----          ----          ----          ----
Pretax income ............          10             9             8             7
Income tax expense .......          (3)           (2)           (2)           (2)
Minority interests .......           *             *             *             *
                                  ----          ----          ----          ----
Net income ...............           7%            6%            6%            5%
                                  ====          ====          ====          ====

EBITDA (1) ...............          15%           14%           14%           12%
                                  ====          ====          ====          ====

-----------
 *  Less than one percent.

(1) Although earnings before interest, taxes, depreciation and amortization, foreign exchange transaction gains and losses and minority interests ("EBITDA") is a non-U.S. GAAP measure, EBITDA is included because we believe that such calculation provides relevant and useful information for evaluating our performance. Similar to our net income and cash flows, funds depicted by EBITDA are subject to the same restrictions for use such as limitations contained in some of our bank credit facilities and restrictions on the payment of dividends.

================================================================================

EXHIBIT 99.1                  FISCAL 2002 SECOND QUARTER RESULTS WITH COMMENTARY
================================================================================

THREE MONTHS ENDED JULY 31, 2001 COMPARED TO THREE MONTHS ENDED JULY 31, 2000

Net revenue increased $3.7 million, or 5% to $79.0 million for the three months ended July 31, 2001 ("second quarter of fiscal 2002") compared to $75.3 million for the three months ended July 31, 2000 ("second quarter of fiscal 2001"). Overall, net revenue for the second quarter of fiscal 2002 was negatively impacted by foreign currency exchange rates for the quarter versus the comparable period in the prior year and benefited from acquisitions made during the last half of fiscal 2001. We estimate that, using currency exchange rates in effect for the second quarter of fiscal 2001, our net revenues for the second quarter of fiscal 2002 would have been $86.0 million, reflecting a growth rate of 14% on a constant currency basis. Of this increase, we estimate that acquisitions accounted for approximately half of the 14% growth for the quarter ended July 31, 2001 versus the comparable period in the prior fiscal year on a constant currency basis. Additionally, we believe that the impact of the continued general economic slowdown during the three months ended July 31, 2001 was evident in our slower growth rate over the comparable prior year period as compared to our growth rate of 24% on a constant currency basis in the three months ended April 30, 2001 versus the comparable period of the prior year.

Airfreight forwarding net revenue increased $2.2 million, or 6%, to $37.4 million for the second quarter of fiscal 2002 compared to $35.2 million for the prior year second quarter primarily as a result of volume increases from the Asia Pacific region. Airfreight forwarding net revenue from the Asia Pacific region for the quarter ended July 31, 2001 more than doubled over the same prior year period, largely due to organic growth plus the contribution of the Continental acquisition.

Ocean freight forwarding net revenue increased $1.4 million, or 11%, to $14.6 million for the quarter ended July 31, 2001 compared to $13.2 million for the same prior year period. Increases in shipments and tonnage from Asia Pacific predominately to the Americas contributed significantly to this increase in ocean freight forwarding net revenue.

Customs brokerage net revenue decreased $0.5 million, or 4%, from $15.0 million for the second quarter of fiscal 2001 to $14.5 million for the three months ended July 31, 2001. Customs brokerage net revenue decreased primarily as a result of a general decrease in the number of customs transactions during the quarter ended July 31, 2001 compared to the same prior year period.

Other net revenue, which includes revenue from our other specialized services including postponement warehousing and customized distribution services, increased $0.6 million, or 5%, to $12.5 million for the quarter ended July 31, 2001 compared to $1l.9 million for the second quarter of fiscal 2001. This increase is primarily a result of our increasing efforts to provide additional services such as warehousing and other specialized supply chain management services.

Staff costs increased $1.2 million, or 3%, to $40.0 million for the second quarter of fiscal 2002 from $38.8 million for the same prior year period but declined as a percentage of net revenue, from 52% to 51%. The increase in spending and decrease in percentage of net revenues was due primarily to our overall increase in business activity in the Asia Pacific region where staff costs are lower than other regions.

Depreciation expense increased by $0.2 million, or 7%, for the quarter ended July 31, 2001 over the same prior year period to $2.3 million primarily due to increases in capital spending for computer equipment and fixtures and fittings during the period. Depreciation expense remained constant at 3% of net revenue in the quarter ended July 31, 2001 as compared to the same prior year period.

Amortization of goodwill increased by $0.3 million, or 28%, to $1.4 million in the quarter ended July 31, 2001 as a result of the acquisitions we made in the last half of fiscal 2001 and the related goodwill being amortized. To date, our acquisitions have been accounted for using the purchase method of accounting and the related goodwill is amortized over a period generally not exceeding 20 years. Amortization expressed as a percentage of net revenue remained constant at 1% in the second quarter of fiscal 2002 versus the same prior year period.

================================================================================

EXHIBIT 99.1                  FISCAL 2002 SECOND QUARTER RESULTS WITH COMMENTARY
================================================================================

Other operating expenses increased by $0.7 million, or 3%, to $26.7 million in the quarter ended July 31, 2001 compared to $26.0 million for the same prior year period. Included in other operating expenses for the second quarter of fiscal 2002 are facilities and communications costs of $9.1 million which was consistent with $9.0 million of such costs for the same prior year period. The balance of the other operating expenses is comprised of selling, general and administrative costs. For the quarter ended July 31, 2001, selling, general and administrative costs were $17.6 million compared to $17.0 million for the same prior year period. When expressed as a percentage of net revenue, other operating expenses decreased to 34% for the quarter ended July 31, 2001 versus 35% in the same prior year period. This decrease as a percentage of net revenue was a result of our efforts to control costs to keep them in line with our net revenue growth and to improve our operating margin.

Net interest expense, which consisted primarily of interest on our credit facilities and capitalized lease obligations offset by interest income, decreased $0.6 million to $0.4 million in the quarter ended July 31, 2001 from $1.0 million for the same prior year period. The decrease was primarily due to an increase in interest income over the prior year as a result of having unused IPO cash proceeds on deposit and a reduction in interest expense due to reduced borrowings in certain countries with higher interest rates.

The effective income tax rate increased to 29% in the second quarter of fiscal 2002 compared to 24% in the same prior year period. Our overall tax rate is impacted by the geographic composition of our worldwide earnings, with some of our operations in countries with low effective income tax rates.

Net income increased 13% to $5.4 million in the quarter ended July 31, 2001 as compared to the same prior year period for the reasons listed above.

SIX MONTHS ENDED JULY 31, 2001 COMPARED TO SIX MONTHS ENDED JULY 31, 2000

Net revenue increased $12.0 million, or 9% to $153.1 million for the six months ended July 31, 2001 ("first half of fiscal 2002") compared to $141.1 million for the six months ended July 31, 2000 ("first half of fiscal 2001"). Overall, net revenue has been negatively impacted by foreign currency exchange rates for the first half of fiscal 2002 versus the comparable period in the prior year and has benefited from acquisitions made during the last half of fiscal 2001. We estimate that, using currency exchange rates in effect for the first half of fiscal 2001, our net revenues for the first half of fiscal 2002 would have been $167.3 million, reflecting a growth rate of 19% on a constant currency basis. Of this increase, we estimate that acquisitions accounted for approximately half of the 19% growth for the six months ended July 31, 2001 versus the comparable period in the prior fiscal year on a constant currency basis. We believe the impact of the continued general economic slowdown during the three months ended July 31, 2001 was evident in our slower growth rate over the first half of fiscal 2001 as compared to our growth rate of 24% on a constant currency basis in the three months ended April 30, 2001 versus the comparable period of the prior year.

Airfreight forwarding net revenue increased $6.1 million, or 9%, to $73.4 million for the six months ended July 31, 2001 compared to $67.3 million for the comparable period in the prior year as a result of volume increases, predominantly from the Asia Pacific region. Airfreight forwarding net revenue from the Asia Pacific region for the first half of fiscal 2002 more than doubled over the same prior year period, largely due to organic growth plus the contribution of the Continental acquisition.

================================================================================

EXHIBIT 99.1                  FISCAL 2002 SECOND QUARTER RESULTS WITH COMMENTARY
================================================================================

Ocean freight forwarding net revenue increased $3.9 million, or 16%, to $28.0 million for the six months ended July 31, 2001 compared to $24.1 million for the same prior year period. Increases in shipments and tonnage from Asia Pacific predominately to the Americas significantly contributed to this increase in ocean freight forwarding net revenue.

Customs brokerage net revenue decreased $0.3 million, or 1%, from $27.8 million for the first half of fiscal 2001 to $27.5 million for the first half of fiscal 2002. Customs brokerage net revenue decreased primarily as a result of a general decrease in the number of customs transactions during the first half of fiscal 2002 compared to the same prior year period.

Other net revenue, which includes revenue from our other specialized services including postponement warehousing and customized distribution services, increased $2.3 million, or 10%, to $24.2 million for the six months ended July 31, 2001 compared to $21.9 million for the first half of fiscal 2001. This increase is primarily a result of our increasing efforts to provide additional services such as warehousing and other specialized supply chain management services.

Staff costs increased $6.2 million, or 9%, to $79.3 million for the first half of fiscal 2002 from $73.1 million for the same prior year period, but remained constant as a percentage of net revenue at 52%. The increase in spending was due primarily to our overall increase in business activity with the addition of personnel in connection with acquisitions made during the last half of fiscal 2001 and a general increase in business activity.

Depreciation expense increased by $0.4 million, or 9%, for the quarter ended July 31, 2001 over the same prior year period to $4.7 million primarily due to increases in capital spending for computer equipment and fixtures and fittings during the period. Depreciation expense remained constant at 3% of net revenue in the first half of fiscal 2002 versus the comparable period of the prior year.

Amortization of goodwill increased by $0.8 million, or 42%, to $2.7 million in the six months ended July 31, 2001 as a result of the acquisitions we made in the last half of fiscal 2001 and the related goodwill being amortized. Amortization expressed as a percentage of net revenue increased to 2% of net revenue in the first half of fiscal 2002 as compared to 1% in the same prior year period.

Other operating expenses increased by $2.0 million, or 4%, to $52.8 million in the six months ended July 31, 2001 compared to $50.8 million for the same prior year period. Included in other operating expenses for the first half of fiscal 2002 are facilities and communications costs of $18.4 million compared to $16.7 million of such costs for the same prior year period. Facilities and communications costs increased primarily as a result of the addition of new locations and a general increase in business activity during the six months ended July 31, 2001 compared to the same prior year period. The balance of the other operating expenses is comprised of selling, general and administrative costs. For the six months ended July 31, 2001, selling, general and administrative costs were $34.3 million compared to $34.1 million for the same prior year period. When expressed as a percentage of net revenue, other operating expenses decreased to 34% for the quarter ended July 31, 2001 versus 36% in the same prior year period.

Net interest expense, which consisted primarily of interest on our credit facilities and capitalized lease obligations offset by interest income, decreased $1.0 million to $0.7 million in the six months ended July 31, 2001 from $1.7 million for the same prior year period. The decrease was primarily due to an increase in interest income over the prior year as a result of having unused IPO cash proceeds on deposit and a reduction in interest expense due to reduced borrowings in certain countries with higher interest rates.

The effective income tax rate decreased to 24% in the first half of fiscal 2002 compared to 26% in the same prior year period. Our overall tax rate is impacted by the geographic composition of our worldwide earnings, with some of our operations in countries with low effective income tax rates.

================================================================================

EXHIBIT 99.1                  FISCAL 2002 SECOND QUARTER RESULTS WITH COMMENTARY
================================================================================

Net income increased 32% to $9.4 million in the six months ended July 31, 2001 as compared to the same prior year period for the reasons listed above.

LIQUIDITY AND CAPITAL RESOURCES

In the six months ended July 31, 2001, we generated approximately $18.5 million in net cash from operating activities. Cash generated from operating activities resulted primarily from net income of $9.4 million plus depreciation and amortization of goodwill totaling $7.3 million and a decrease in trade receivables and other current assets of $18.5 million offset by a decrease in trade payables and other accrued liabilities of $17.2 million.

During the six months ended July 31, 2001, we used approximately $4.9 million of cash for acquisitions, primarily for earn-out payments made in the first half of fiscal 2002 related to acquisitions made in prior years, and $3.3 million for capital expenditures. Our financing activities during the six months ended July 31, 2001 consumed $18.2 million of cash, primarily due to a decrease of $15.5 million in our bank overdrafts at July 31, 2001. These activities, combined with the effect of foreign exchange rate changes, resulted in a net decrease in our cash and cash equivalents from $98.4 million at January 31, 2001 to $90.0 million at July 31, 2001.

At July 31, 2001, we had capital lease obligations with a present value of approximately $10.2 million. These leases are generally repayable over a period of two to ten years and $1.8 million must be repaid in the 12-month period ending July 31, 2002.

We have various bank credit facilities established in countries where such facilities are required for our business. At July 31, 2001 these facilities provided for lines of credit ranging from approximately $0.1 million to $29.0 million, and in total provided for guarantees, which are a necessary part of our business, of $18.5 million and a total borrowing capacity of approximately $66.7 million at July 31, 2001. Due to the global nature of our business, we utilize a number of financial institutions to provide these various facilities. Consequently, the use of a particular credit facility is normally restricted to the country in which it originated and a particular credit facility may restrict distributions by the subsidiary operating in the country. Our borrowings under these facilities totaled $17.1 million at July 31, 2001. Most of our borrowings are secured by grants of security interests in accounts receivable and other assets, including pledges of stock of our subsidiaries. The interest rates on these facilities vary and primarily ranged from 5.0% to 17.25% at July 31, 2001. These rates are generally linked to the prime lending rate in each country where we have facilities. We use our credit facilities to primarily fund our working capital needs as well as to provide for customs bonds and guarantees and forward exchange transactions. While the majority of our borrowings are due and payable within one year, we believe we will be able to renew such facilities on commercially reasonable terms. At July 31, 2001, we had approximately $49.6 million of available, unused borrowing capacity under our bank credit facilities.

The following use of proceeds information relates to our registration statement on Form F-1 (No. 333-47616) for our initial U.S. public offering of 5,405,000 ordinary shares (including the exercise by the underwriters of their over-allotment option), which registration statement was declared effective on November 2, 2000. The aggregate offering price for the 5,405,000 ordinary shares sold pursuant to the offering was approximately $81.1 million.

We received net proceeds of $71.8 million from our initial public offering, including the proceeds from the over-allotment option exercised by our underwriters, (after underwriting discounts of $5.7 million and transaction expenses of $3.6 million). None of the transaction expenses included payments to directors, officers, general partners of the company, persons owning 10% or more of the company's equity securities or affiliates of the company.

================================================================================

EXHIBIT 99.1                  FISCAL 2002 SECOND QUARTER RESULTS WITH COMMENTARY
================================================================================

We used approximately $14.1 million of the net proceeds to repay the debt incurred with the acquisition of Continental. Additionally, through July 31, 2001, we have used approximately $19.6 million of the net proceeds to repay existing debt under various credit facilities. Pending application of the net proceeds, we invested the balance of these net proceeds in interest-bearing investments until the funds are utilized for strategic acquisitions of businesses and investments in information technology and other general corporate expenses.

We believe that with our current cash position, various bank credit facilities and operating cash flows, we should have sufficient means to meet our working capital and liquidity requirements for the foreseeable future.

OTHER INFORMATION

Earnings before interest, taxes, depreciation and amortization, and foreign exchange transaction gains and losses and minority interests ("EBITDA") increased $1.7 million, or 17%, to $12.2 million for the second quarter of fiscal 2002, compared to $10.5 million for the three months ended July 31, 2000. For the six months ended July 31, 2001, EBITDA increased $3.8 million, or 22%, to $21.1 million from $17.3 million in the comparable period of the prior year. The increase is primarily attributable to our increased net revenue while our expenses did not increase at the same rate. Funds represented by EBITDA are subject to restrictions, similar to those applicable to our net income and cash flows, such as limitations contained in some of our credit facilities and restrictions on the payment of dividends by some of our subsidiaries. Since all companies do not calculate EBITDA identically, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered an alternative to measures of operating performance as determined in accordance with U.S. GAAP, including net income as a measure of our operating results and cash flows as a measure of our liquidity.

QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The nature of our operations necessitates dealing in many foreign currencies. Our results are subject to fluctuations due to changes in exchange rates. We attempt to limit our exposure to changing foreign exchange rates through both operational and financial market actions. We provide services to customers in locations throughout the world and, as a result, operate with many currencies including the key currencies of North America, Latin America, Africa, Asia Pacific and Europe.

Our short-term exposures to fluctuating foreign currency exchange rates are related primarily to intercompany transactions. The duration of these exposures is minimized through our use of an intercompany netting and settlement system that settles all of our intercompany trading obligations once per month. In addition, selected exposures are managed by financial market transactions in the form of forward foreign exchange contracts (typically with maturities at the end of the month following the purchase of the contract). Forward foreign exchange contracts are primarily denominated in the currencies of our principal markets. We will normally generate foreign exchange gains and losses through normal trading operations. We do not enter into derivative contracts for speculative purposes.

We do not hedge our foreign currency exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on our consolidated net income.

We are subject to changing interest rates because our debt consists primarily of short-term working capital lines. We do not undertake any specific actions to cover our exposure to interest rate risk and we are not a party to any interest rate risk management transactions. We do not purchase or hold any derivative financial instruments for trading or speculative purposes.

As of July 31, 2001, there had been no material changes in our exposure to market risks since January 31, 2001 as described in our annual report on Form 20-F on file with the SEC.

================================================================================

EXHIBIT 99.1                  FISCAL 2002 SECOND QUARTER RESULTS WITH COMMENTARY
================================================================================

RISK FACTORS

The following risk factors should be read in conjunction with the risk factors contained in our Form 20-F for the fiscal year ended January 31, 2001 and our Form F-1, both on file with the SEC.

WE DO BUSINESS ALL OVER THE WORLD AND WE EXPECT THAT OUR RESULTS OF OPERATIONS MAY BE IMPACTED BY THE CURRENT GLOBAL ECONOMIC SLOWDOWN.

Our business is subject to general economic conditions, including adverse economic conditions in specific regions or countries that we serve. We are also subject to economic conditions specific to our industry. Our rate of growth in revenue and net income for the quarter ended July 31, 2001 was restrained as the current global economic slowdown resulted in industry-wide lower airfreight shipment volumes. As of the date of this Commentary, we believe that the weak economic conditions around the world are continuing and these conditions are impacting our shipment volume levels, particularly in airfreight. Additionally, we expect that the unprecedented events of September 11, 2001 in the United States will impact our airfreight shipments to and from the United States, but we cannot predict the amount of the impact at this time. Based on the current tough economic environment, we anticipate a challenging operating environment for the second half of fiscal 2002.

FOREIGN CURRENCY FLUCTUATIONS WHICH MAY RESULT IN LOSSES AND A DECREASE IN OUR PROFITABILITY IN THE FUTURE.

Our reporting currency is the U.S. dollar. However, due to our global operations, we conduct and will continue to conduct business in currencies other than our reporting currency. Appreciation or depreciation in the value of other currencies as compared to our reporting currency will result in currency exchange gains or losses which, if the appreciation or depreciation is significant, could be material. In those areas where our revenue is denominated in a local currency, rather than our reporting currency, a depreciation of the local currency against the U.S. dollar could adversely affect our earnings. A depreciation of these currencies would result in lower gross and net revenues reported. Similarly, the opposite effect will occur if these currencies appreciate against the U.S. dollar. Many of our operations are in countries or regions where there has been substantial depreciation of the local currency against the U.S. dollar in recent months. For the quarter ended July 31, 2001, adverse currency fluctuations in Britain, Europe and Africa impacted our reported results. On a constant currency basis using the exchange rates in effect for the first half of fiscal 2001, our gross revenue for the first half of fiscal 2002 would have been $466.5 million and net revenue would have been $167.3 million. We will experience the effects of changes in foreign exchange rates on our consolidated net income in the future.

OUR BUSINESS IS SUBJECT TO SEASONAL TRENDS.

Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. Our first quarter is traditionally weaker compared with other fiscal quarters. This trend is dependent on numerous factors, including the markets in which we operate, holiday seasons, consumer demand, climate, economic conditions and numerous other factors and forces beyond our control. In light of the global economic slowdown, we do not expect to experience in the third quarter of 2002 the same magnitude of increases in shipments which we experienced during the peak shipping season in recent prior years. There can be no assurance that our historic operating patterns will continue in future periods as we cannot influence or forecast many of these factors. Because our quarterly revenues and operating results vary significantly, comparisons of our results from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance.

================================================================================

EXHIBIT 99.1                  FISCAL 2002 SECOND QUARTER RESULTS WITH COMMENTARY
================================================================================

COMPARISONS OF OUR OPERATING RESULTS FROM PERIOD TO PERIOD ARE NOT NECESSARILY MEANINGFUL AND SHOULD NOT BE RELIED UPON AS AN INDICATOR OF FUTURE PERFORMANCE.

Our operating results have fluctuated in the past and it is likely that they will continue to fluctuate in the future because of a variety of factors, many of which are beyond our control. Changes in our pricing policies and those of our competitors, the seasonal nature of our business, economic conditions and currency fluctuations may all impact our operating results. In addition, the following factors could also cause fluctuations in our operating results:

    o   personnel costs,

    o   timing and magnitude of capital expenditures,

    o   costs relating to the expansion of operations,

    o   costs and revenue fluctuations due to acquisitions,

    o   customer discounts and credits, and

    o pricing and availability of cargo space on airlines, ships and trucks which we utilize to transport freight.

These factors, and others, may materially adversely affect our operating results.

OUR EFFECTIVE TAX RATE WILL IMPACT OUR RESULTS OF OPERATIONS, OUR CASH FLOW AND OUR PROFITABILITY.

We have international operations and generate taxable income in different countries throughout the world, with operations in some countries with low effective income tax rates. Our net income for the six months ended July 31, 2001 reflects an effective tax rate of 24%, contrasted to an effective tax rate of 26% for the comparable prior year. If the tax laws of the countries in which we operate are rescinded or changed or the United States or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner or situs in which our profits currently are recognized, our effective tax rate could increase which would decrease our cash flow and profitability.

WE FACE INTENSE COMPETITION IN THE FREIGHT FORWARDING, LOGISTICS AND SUPPLY CHAIN MANAGEMENT INDUSTRY.

The freight forwarding, logistics and supply chain management industry is intensely competitive and is expected to remain so for the foreseeable future. We face competition from a number of companies, including many that have significantly greater financial, technical and marketing resources. There are a large number of companies competing in one or more segments of the industry, although the number of firms with a global network that offer a full complement of freight forwarding and supply chain management services is more limited. We also encounter competition from regional and local third-party logistics providers, freight forwarders and integrated transportation companies. Depending on the location of the customer and the scope of services requested, we must compete against both the niche players and larger entities. In addition, customers increasingly are turning to competitive bidding situations involving bids from a number of competitors, including competitors that are larger than us. Also, we face competition from computer information and consulting firms which traditionally operated outside of the supply chain services industry, but are now beginning to expand the scope of their services to include supply chain related activities. Increased competition could result in reduced revenues, reduced margins or loss of market share, any of which could damage the long-term or short-term prospects of our business.

OUR INDUSTRY IS CONSOLIDATING AND IF WE CANNOT GAIN SUFFICIENT MARKET PRESENCE IN OUR INDUSTRY, WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST LARGER, GLOBAL COMPANIES IN OUR INDUSTRY.

There currently is a marked trend within our industry toward consolidation of the niche players into larger companies which are attempting to increase global operations through the acquisition of regional and local freight forwarders. If we cannot gain sufficient market presence or otherwise establish a successful strategy in our industry, we may not be able to compete successfully against larger companies in our industry with global operations.

================================================================================

EXHIBIT 99.1                  FISCAL 2002 SECOND QUARTER RESULTS WITH COMMENTARY
================================================================================

WE HAVE GROWN AND PLAN TO GROW, IN PART, THROUGH ACQUISITIONS OF OTHER FREIGHT FORWARDERS, CUSTOMS BROKERS AND SUPPLY CHAIN MANAGEMENT PROVIDERS. GROWTH BY ACQUISITIONS INVOLVES RISKS AND WE MAY NOT BE ABLE TO IDENTIFY OR ACQUIRE AND SUCCESSFULLY INTEGRATE ANY ACQUIRED BUSINESS INTO OUR OWN OPERATIONS.

We have grown through acquisitions and we may pursue opportunities to expand our business by acquiring other companies in the future.

Growth by acquisitions involves special risks including the following:

    o any inability to integrate acquired business into our operations, including because of incompatible computer or information systems or operating practices or differences in business or corporate cultures,

    o difficulties implementing proper business and accounting controls for acquired businesses which we allow to continue to operate on their existing information and accounting systems,

    o any inability to identify appropriate acquisition candidates or negotiate acquisitions on favorable terms and valuations,

    o any inability to obtain financing, on favorable terms or at all, which is necessary to fund acquisitions, the integration of acquired businesses and/or the operation of the combined businesses,

    o any diversion of management's attention from existing operations to integrating the acquired companies,

    o any failure to successfully retain key personnel and key customers of any acquired company and expand the business as anticipated,

    o the risk that our due diligence regarding acquisition candidates may not adequately identify obstacles to our future successful operation of any such acquired business, including failing to identify significant liabilities or business contingencies,

    o the risk that acquisitions may result in adverse accounting or tax reporting obligations,

    o the risk that we will not have the understanding or experience to operate profitably in new lines of business which we may acquire,

    o the risk that our shareholders will experience dilution resulting from acquisitions in which some or all of the purchase price is paid by issuing our securities,

    o any failure of acquired businesses to achieve anticipated levels of revenues and earnings, and,

    o any inability to add new management or other personnel, implement new training programs, develop new operating processes or purchase or install additional software or hardware necessary to manage or operate any acquired businesses.

We expect our growth strategy may affect short-term cash flow and net income as we expend funds, increase indebtedness and incur additional expenses in connection with pursuing acquisitions. If we are not able to acquire companies according to our growth strategy or if we fail to integrate successfully any acquired companies into our operations, we may not achieve anticipated increases in revenue, cost savings and economies of scale, and our operating results may be adversely affected.

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